Filed by Penseco Financial Services Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Commission File No: 000-23777

Subject Company: Penseco Financial Services Corporation

Dear Shareholder:

As you may have heard, Penseco Financial Services Corporation, the holding company for Penn Security Bank & Trust Company, announced on June 28, 2013 that it entered into a merger agreement with Peoples Financial Services Corp., the holding company for Peoples Neighborhood Bank. Subject to the terms and conditions of the agreement, upon completion of the merger, Penseco common shareholders will each receive 1.3636 shares of Peoples common stock for each share of Penseco common stock they hold. Based on Peoples’ closing stock price of $35.25 per share on August 13, 2013, this would have equated to approximately $48.07 per share of value for Penseco shareholders. Of course, the shares will continue to trade pending the merger, and the value of the merger consideration may be more or less when the merger closes.

The transaction is structured such that subject to the satisfaction of the conditions to the merger, Penseco will merge with and into Peoples. The combined community bank will be re-branded “Peoples Security Bank & Trust Company”. The new company will be headquartered in Scranton. Despite these outward changes, the bank you have come to know and trust will remain largely the same. Immediately following the merger, Penseco shareholders will own approximately 59% of the common stock of the combined company, and the new 14-person Board of Directors will include 8 current Penseco directors. I will be remaining as Chief Executive Officer of the combined company, and I am excited to bring together the combined management talent that exists at each company. We would expect the Penn Security customer experience will be enhanced, as the increased size and scale should allow us to offer a broader array of product solutions for the households and businesses we serve. As a larger company, our level of charitable giving and our lending capacity should also increase, allowing us to be a major force in economic development in Northeastern Pennsylvania.

This Merger is Good for Our Shareholders

The transaction with Peoples also is very compelling from a financial point of view. The combination with Peoples creates a company with approximately $1.6 billion in assets, making us the largest financial institution headquartered in Northeastern PA. While Penseco and Peoples are both strong companies individually, we expect the combined organization to be even stronger. We expect the transaction will be accretive to our earnings per share in the first year of combined operations, with tangible book value accretion expected during the second year.

We are also anticipating listing the new company’s stock on the NASDAQ stock market. The combination of increased size and the NASDAQ listing should result in an improvement in shareholder liquidity, allowing you to buy or sell our shares more easily as opportunities or needs arise. Lastly, we expect no changes, on an as-converted basis, to the strong dividends we have been able to provide our shareholders over the years.

This Merger is Good for our NEPA Community

The new Company will continue to be community based and will be a major force for economic development in Northeastern Pennsylvania, as evidenced by the following information.

•	In 2012, the two companies collectively spent approximately $8.5 million with 965 local businesses.

•	The new company is expected to employ approximately 380 banking professionals.

•	In 2012, the two companies combined contributed approximately $763,000 to local charities and nonprofit organizations.

•	In 2012, the two companies extended over $380 million in credit to local residents and businesses.

With increased earnings and capital, your new bank should have the ability to spend more in the community, bring jobs to the area, contribute more to local charities and be able to meet the credit needs of larger local companies that, because of their size, have had to secure financing from larger out of area banks.

Your Board of Directors has unanimously voted in favor of this transaction. In the months ahead you will be receiving proxy materials which describe the transaction in more detail. We encourage you to read these materials and participate in the proxy process. If you have any questions regarding the merger, please contact myself at (570) 346-7741 extension 2351 or our Controller, Patrick Scanlon at (570) 346-7741 extension 2316 at any time.

Thank you,

Craig Best

President & CEO

Forward-looking Statements

This letter includes “forward-looking statements” regarding our planned merger and other matters affecting Penseco Financial Services Corporation. Statements other than historical facts should be considered “forward-looking statements.” Important factors could cause actual results to differ materially from those currently anticipated in any “forward-looking statement.” Such factors include, but are not limited to, the risk that we may not complete the planned merger or may not realize the anticipated benefits of the merger, as well as other factors that may be described in the documents we file with the Securities and Exchange Commission (SEC) from time to time.

Additional Information About The Merger

Peoples Financial Services Corporation has filed a registration statement (Registration No. 333-190587) that includes a preliminary joint proxy statement/prospectus of Penseco Financial Services Corporation and Peoples Financial Services Corp. The registration statement has not yet become effective. The parties will file other relevant documents concerning the merger with the SEC. After the registration statement has been declared effective by the SEC, the parties intend to mail the final joint proxy statement/prospectus to their respective shareholders. The final document, however, is not currently available. WE URGE INVESTORS TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov/. In addition, documents filed with the SEC by Penseco Financial Services Corporation will be available free of charge by written request to Mr. Patrick Scanlon, Senior Vice President, Finance Division Head, Penn Security Bank & Trust Company, 150 North Washington Avenue, Scranton, Pennsylvania 18503 or oral request to Mr. Scanlon at (570) 346-7741, extension 2316. Documents filed with the SEC by Peoples Financial Services Corporation will be available free of charge by written request to Scott A. Seasock, Senior Vice President & Chief Financial Officer, 82 Franklin Avenue, Hallstead, PA 18822 or oral request to Scott A. Seasock at (570) 879-6122.

The directors, executive officers, and certain other members of management and employees of Penseco Financial Services Corporation and Peoples Financial Services Corp. are participants in the solicitation of proxies in favor of the merger from the shareholders of Penseco Financial Services Corporation and Peoples Financial Services Corp. Information about the directors and executive officers of Penseco Financial Services Corporation is set forth in its Annual Report on Form 10-K filed on March 14, 2013 for the year ended December 31, 2012 (including the definitive proxy statement filed on April 1, 2013, and incorporated by reference therein). Additional information regarding the interests of such participants, as well as information about the directors and executive officers of Peoples Financial Services Corp. will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

This document is not an offer to sell shares of Peoples Financial Services Corp. securities which may be issued in the proposed transaction. Such securities are offered only by means of the joint proxy statement/prospectus referred to above.